                                                                    EXHIBIT 11.1

                        DIAMOND OFFSHORE DRILLING, INC.

                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                FOR THE YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------------------
                                          1998                                   1997
                          ------------------------------------   ------------------------------------
                                          WEIGHTED                              WEIGHTED(1)
                                           AVERAGE       PER                      AVERAGE       PER
                            INCOME         SHARES       SHARE      INCOME         SHARES       SHARE
                          (NUMERATOR)   (DENOMINATOR)   AMOUNT   (NUMERATOR)   (DENOMINATOR)   AMOUNT
                          -----------   -------------   ------   -----------   -------------   ------
Basic EPS
  Net income.............  $383,659        138,020      $2.78     $278,605        138,560      $2.01
Effect of Dilutive
  Potential Shares(2)
  Convertible notes
    issued 2/4/97(3).....     9,419          9,876                   6,583          8,929
                           --------        -------      -----     --------        -------      -----
Diluted EPS
  Net income + assumed
    conversions..........  $393,078        147,896      $2.66     $285,188        147,489      $1.93
                           ========        =======      =====     ========        =======      =====

                            FOR THE YEAR ENDED DECEMBER 31,
                          ------------------------------------
                                          1996
                          ------------------------------------
                                         WEIGHTED(1)
                                           AVERAGE       PER
                             INCOME         SHARES       SHARE
                          (NUMERATOR)   (DENOMINATOR)   AMOUNT
                          -----------   -------------   ------
Basic EPS
  Net income.............  $146,388        124,462      $1.18
Effect of Dilutive
  Potential Shares(2)
  Convertible notes
    issued 2/4/97(3).....        --             --
                           --------        -------      -----
Diluted EPS
  Net income + assumed
    conversions..........  $146,388        124,462      $1.18
                           ========        =======      =====

---------------

(1) Weighted average shares outstanding have been restated to include the retroactive effect of the July 1997 two-for-one stock split in the form of a stock dividend.

(2) Because the Company does not maintain an ongoing plan for the issuance of stock options, the options to purchase up to 1.0 million shares of common stock assumed in the merger with Arethusa (the "Arethusa Options") have not been included as dilutive potential shares. The effect on the computation of per share earnings, had the Arethusa options been included, was not material. At December 31, 1998, 1997 and 1996, there were Arethusa options outstanding for the purchase of approximately 48,000, 0.1 million and 0.2 million shares of common stock, respectively.

(3) On February 4, 1997, the Company issued $400.0 million of 3.75 percent convertible subordinated notes due February 15, 2007. The notes are convertible into approximately 9.8 million shares of the Company's common stock at any time prior to February 15, 2007 at a conversion price of $40.50 per share. The number of shares outstanding for the years ended December 31, 1998 and 1997 was increased to include the weighted average number of shares issuable assuming full conversion of the notes on February 4, 1997 and net income was adjusted to eliminate the after-tax effect of interest expense on these notes.